UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

BROOKFIELD RENEWABLE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16258108

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 313,199,460* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 313,199,460* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 313,199,460* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 47.2%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 60,703,416 limited partnership units (“L.P. Units”) of Brookfield Renewable Partners L.P. (the “Issuer”),189,508,685 redeemable/exchangeable partnership units of Brookfield Renewable Energy L.P. (“BRELP”) beneficially owned by Brookfield Renewable Power Inc. (“BRPI”), 4,979,254 redeemable/exchangeable partnership units of BRELP held by Brookfield Energy Marketing L.P. (“BEMLP”), a wholly-owned subsidiary of Brookfield Corporation, 8,046,000 L.P. Units held by Brookfield Investments Corporation (“BIC”) and 5,148,270 L.P. Units acquired by a subsidiary of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”) in the private placement described in this Schedule 13D. This amount also includes class A exchangeable subordinate voting shares, no par value (the “BEPC Shares”) of Brookfield Renewable Corporation (“BEPC”) held as follows: 12,852,335 BEPC Shares held by BRPI, 28,961,500 BEPC Shares held by BIC, and 3,000,000 BEPC Shares held by BRPI Holdings Inc. (“BRPIH”), each of which is a subsidiary of Brookfield Corporation. See Items 3 and 5.
**	As of June 16, 2023, there were approximately 288,781,449 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,657,681 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BIC, BRPIH and BEMLP, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.3%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 313,199,460* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 313,199,460* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 313,199,460* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 47.2%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 68,749,416 L.P. Units, 194,487,939 redeemable/exchangeable partnership units of BRELP and 44,813,835 BEPC Shares beneficially owned by Brookfield Corporation. This amount also includes 5,148,270 L.P. Units acquired by a subsidiary of Brookfield Reinsurance in the private placement described in this Schedule 13D. See Items 3 and 5.
**	As of June 16, 2023, there were approximately 288,781,449 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,657,681 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BIC, BRPIH and BEMLP, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.3%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD RENEWABLE POWER INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 271,043,690* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 271,043,690* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 271,043,690* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 40.9%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 60,703,416 L.P. Units and 189,508,685 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 12,852,335 BEPC Shares held by BRPI, 4,979,254 redeemable/exchangeable partnership units of BEMLP and 3,000,000 BEPC Shares held by BRPIH. See Items 3 and 5.
**	As of June 16, 2023, there were approximately 288,781,449 L.P. L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,657,681 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BRIPH and BEMLP are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 54.3%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD INVESTMENTS CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 37,007,500* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 37,007,500* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,007,500* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.6%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 8,046,000 L.P. Units and 28,961,500 BEPC Shares held by BIC. See Items 3 and 5.
**	As of June 16, 2023, there were approximately 288,781,449 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,657,681 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the BEPC Shares beneficially owned by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 11.65%. See Item 5.

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D is being filed by Brookfield Corporation (“Brookfield”) (f/k/a Brookfield Asset Management Inc.), BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Investments Corporations (“BIC,” and collectively with Brookfield, Partners, and BRPI, the “Reporting Persons”) to reflect, among other things, (i) the removal of Partners Limited (“Partners”) as a Reporting Person, (ii) the addition of BAM Partners Trust as a Reporting Person, and (iii) the closing on June 16, 2023 of the previously announced equity offerings of (x) limited partnership units (“L.P. Units”) of Brookfield Renewable Partners L.P. (the “Issuer”) (the “BEP Public Offering”), (y) class A exchangeable subordinate voting shares, no par value (the “BEPC Shares”), of Brookfield Renewable Corporation (“BEPC”) (the “BEPC Public Offering”) and (z) the private placement of L.P. Units (the “Private Placement” and together with the BEP Public Offering and the BEPC Public Offering, the “Offerings”) to a subsidiary of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”).

Information and defined terms reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 6.

Item 2. Identity and Background.

The BAM Partnership shall be deemed a “Reporting Person” and Partners shall not be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 9.

Item 2(a) of the original Schedule 13D is hereby amended to remove references to Partners and supplemented as follows:

(ii) BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). In accordance with the previous announcement in Brookfield’s management information circular dated April 27, 2020, Partners closed the transfer of 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) on April 6, 2021, representing 100% of such shares, to the BAM Partnership. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

Items 2(b) and (f) of the original Schedule 13D is hereby amended to remove references to Partners, including the schedules of directors and officers thereof, and supplemented as follows:

BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

Schedules I, III and IV to this Amendment No. 6 sets forth a list of updated names of directors and executive officers of Brookfield, (to be included as “Scheduled Persons” for purposes of this Schedule 13D), and their respective principal occupations, addresses, and citizenships.

Schedule II to this Amendment No. 6 sets forth a list of all of the directors and officers (to be included as “Scheduled Persons” for purposes of this Schedule 13D) of BAM Partners, as trustee of the BAM Partnership, and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e) of the original Schedule 13D is hereby amended to remove reference to Partners and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

In connection with the Offerings, the Issuer issued a total of 13,348,270 L.P. Units (which includes 5,148,270 L.P. Units issued to BAM Re Holdings in the Private Placement) and BEPC issued a total of 7,430,000 BEPC Shares. As a result of the increase in outstanding L.P. Units and BEPC Shares, the aggregate percentage of L.P. Units beneficially owned by the Reporting Persons as previously reported on Schedule 13D decreased. In addition, a total of 1,230,000 L.P. Units and a total of 1,110,000 BEPC Shares may be issued in connection with the over-allotment option granted to the underwriters in the BEP Public Offering and the BEPC Public Offering and exercisable in whole or in part withing a period of 30 days following closing of the BEP Public Offering and the BEPC Public Offering.

In connection with the Private Placement, on June 16, 2023, a subsidiary of Brookfield Reinsurance purchased 5,148,270 L.P. Units at $29.136 per unit, representing approximately 0.8% of the L.P. Units on a fully-exchanged basis (or approximately 1.8% of the issued and outstanding L.P. Units).

Brookfield Reinsurance and its subsidiaries have entered into investment management agreements (“Investment Management Agreements”) appointing one or more affiliates of Brookfield Asset Management ULC, a subsidiary of Brookfield, as the investment manager of certain assets and accounts of Brookfield Reinsurance and its subsidiaries, including assets backing the liabilities assumed by Brookfield Reinsurance and its subsidiaries under their respective insurance and reinsurance arrangements, and any assets held as surplus. The L.P. Units acquired by the subsidiary of Brookfield Reinsurance in the Private Placement may in the future be transferred to one or more accounts of Brookfield Reinsurance and its subsidiaries subject to an Investment Management Agreement, in which case Brookfield, in its capacity as investment manager to pursuant to such investment management agreement, may exercise control or direction over such L.P. Units.

Each of the Reporting Persons directly holding L.P. Units, BEPC Shares and/or redeemable/exchangeable partnership units of BRELP expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of such securities held by each of the other Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of L.P. Units of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 313,199,460 L.P. Units, constituting approximately 47.2% of the Issuer’s currently outstanding L.P. Units. The percentage of L.P. Units of the Issuer in this Item 5 is based on an aggregate number of L.P. Units of 288,781,449 outstanding as of June 16, 2023 and assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,567,681 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis).

(i)	Brookfield

a.	Brookfield may be deemed the beneficial owner of 313,199,460* L.P. Units, constituting a percentage of approximately 47.2%**.

b.	Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 313,199,460* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 313,199,460* L.P. Units

*	This amount includes 60,703,416 L.P. Units and 189,508,685 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI, 4,979,254 redeemable/exchangeable partnership units of BRELP beneficially owned by BEMLP, 8,046,000 L.P. Units held by BIC and 5,148,270 L.P. Units acquired by a subsidiary of Brookfield Reinsurance in the Private Placement. This amount also includes BEPC Shares held as follows: 12,852,335 BEPC Shares held by BRPI, 3,000,000 BEPC Shares held by BRPIH, and 28,961,500 BEPC Shares held by BIC. BRPI, BIC, BRIPH and BEMLP are each a subsidiary of Brookfield.

**	Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BIC, BRPIH and BEMLP, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.3%.

(ii)	BAM Partnership

	a.	BAM Partnership may be deemed the beneficial owner of 313,199,460* L.P., constituting a percentage of approximately 47.2%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 313,199,460* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 313,199,460* L.P. Units

*	This amount includes 68,749,416 L.P. Units, 194,487,939 redeemable/exchangeable partnership units of BRELP and 44,813,835 BEPC Shares beneficially owned by Brookfield. This amount also includes 5,148,270 L.P. Units acquired by a subsidiary of Brookfield Reinsurance in the private placement described in this Schedule 13D.

**	Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by Brookfield are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.3%.

(iii)	BRPI

	a.	BRPI may be deemed the beneficial owner of 271,043,690* L.P. Units, constituting a percentage of approximately 40.9%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 271,043,690* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 271,043,690* L.P. Units

*	This amount includes 60,703,416 L.P. Units and 189,508,685 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 12,852,335 BEPC Shares held by BRPI, 4,979,254 redeemable/exchangeable partnership units of BEMLP and 3,000,000 BEPC Shares held by BRPIH.

**	Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 54.3%.

(iv)	BIC

	a.	BIC may be deemed the beneficial owner of 37,007,500* L.P. Units, constituting a percentage of approximately 5.6%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 37,007,500* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 37,007,500* L.P. Units

*	This amount includes 8,046,000 L.P. Units and 28,961,500 BEPC Shares held by BIC.

**	Assuming that only the BEPC Shares held by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 11.65%.

(c) Other than the transactions described in this Amendment No. 6, there have been no transactions by the Reporting Persons in the L.P. Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 6 is hereby incorporated by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended to add the following exhibit:

Exhibit 9	Joint Filing Agreement, dated June 20, 2023

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD RENEWABLE POWER INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD INVESTMENTS CORPORATION

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice-President, General Counsel and Secretary

SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Bruce Flatt, Director and Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada
Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.
The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Lord Augustine Thomas O’Donnell, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Nicholas H. Goodman, Managing Partner, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	President and Chief Financial Officer, Brookfield Corporation	United Kingdom

SCHEDULE II

BAM PARTNERS TRUST

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada
Bruce Flatt, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada
Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

SCHEDULE III

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Douglas Christie, Director	Brookfield Corporation, 181 Bay Street, Brookfield Place, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Julian Deschatelets, Director	Brookfield Corporation, 181 Bay Street, Brookfield Place, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Wyatt Hartley, Director and Chief Financial Officer	Brookfield Corporation, 181 Bay Street, Brookfield Place, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Jennifer Mazin, Director, General Counsel and Corporate Secretary	Brookfield Corporation, 181 Bay Street, Brookfield Place, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Connor Teskey, President and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London, E14 5AA United Kingdom	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE IV

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Timothy Lai, Vice-President and Controller	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Manager, Finance	Canada

Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

George E. Myhal, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Kathy Sarpash, Senior Vice-President, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Legal & Regulatory	Canada

Patrick Taylor, Senior Vice-President & Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	United Kingdom